Exhibit 99.1

FOR IMMEDIATE RELEASE

Veeco Enters into Agreement to Acquire Ultratech

•	Creates a leading equipment supplier to the growing Advanced Packaging industry

•	Increases scale and revenue diversification to improve profitability through industry cycles

•	Transaction valued at approximately $815 million, expected to be immediately accretive to non-GAAP EPS

•	Conference Call at 5:00pm ET today

Plainview, New York and San Jose, California—February 2, 2017—Veeco Instruments Inc. (Nasdaq: VECO), a global leader of advanced thin film etch and deposition process equipment, and Ultratech, Inc. (Nasdaq: UTEK), a leading supplier of lithography, laser-processing and inspection systems used to manufacture semiconductor devices and LEDs, today announced that they have signed a definitive agreement for Veeco Instruments Inc. (“Veeco”) to acquire Ultratech, Inc. (“Ultratech”). The Boards of Directors of both Veeco and Ultratech have unanimously approved the transaction.

Ultratech shareholders will receive (i) $21.75 per share in cash and (ii) 0.2675 of a share of Veeco common stock for each Ultratech common share outstanding. Based on Veeco’s closing stock price on February 1, 2017, the transaction consideration is valued at approximately $28.64 per Ultratech share. The implied total transaction value is approximately $815 million and the implied enterprise value is approximately $550 million, net of Ultratech’s net cash balance as of December 31, 2016. Post transaction, it is projected that Ultratech shareholders will own approximately 15 percent of the combined company.

Ultratech is a recognized leader of lithography products for Advanced Packaging applications and for LEDs and is a pioneer for laser spike anneal technology used for the production of semiconductor devices. In addition, the company offers wafer inspection solutions leveraging its proprietary coherent gradient sensing (CGS) technology which address a wide variety of semiconductor applications.

“The strategic combination will establish Veeco as a leading equipment supplier in the high growth Advanced Packaging industry. Ultratech’s leadership in lithography together with Veeco’s Precision Surface Processing (PSP) solutions form a strong technology portfolio to address the most critical Advanced Packaging applications. We believe our complementary end market exposure and customer relationships will create the ideal platform to accelerate growth,” said John R. Peeler, Veeco’s Chairman and Chief Executive Officer. “Ultratech is a great fit with our strategy to profitably grow our business and diversify our revenue. We expect this transaction to be immediately accretive to adjusted EBITDA and non-GAAP EPS.”

Ultratech Chairman and Chief Executive Officer, Arthur W. Zafiropoulo said, “Both companies have a strong heritage of developing innovative and cutting-edge technologies. The combined company will create a formidable team to execute against growth opportunities and deliver significant value to customers and shareholders.”

Veeco expects to realize approximately $15 million in annualized run rate synergies within 24 months after closing, to be achieved through increased efficiencies and leveraging the scale of the combined businesses. The combined company is expected to have an efficient balance sheet, benefiting from the deployment of excess cash.

The transaction is expected to close in the second calendar quarter of 2017, subject to approval by Ultratech shareholders, regulatory approvals in the U.S. and other customary closing conditions.

Advisors

Barclays is acting as financial advisor to Veeco and Morrison & Foerster LLP is acting as legal advisor. BofA Merrill Lynch is acting as financial advisor to Ultratech, and O’Melveny & Myers LLP is acting as legal advisor.

Conference Call

Veeco and Ultratech management will host a conference call today to discuss the transaction at 2:00 p.m. PT / 5:00 p.m. ET. This call will replace Ultratech’s previously scheduled earnings call which has been canceled. The call can be accessed by dialing 800-723-6751 (toll free) or 785-830-7980 using passcode 7590036. The call will also be webcast live on the Veeco website at ir.veeco.com and on the Ultratech website at ir.ultratech.com. A replay of the webcast will be made available on the Veeco and Ultratech websites beginning at 8:00pm ET this evening. An accompanying slide presentation will be posted to the Veeco website prior to the beginning of the call.

About Veeco

Veeco’s process equipment solutions enable the manufacture of LEDs, displays, power electronics, compound semiconductors, hard disk drives, semiconductors, MEMS and wireless chips. We are the leader in MOCVD, MBE, Ion Beam, Wet Etch single wafer processing and other advanced thin film process technologies. Our high performance systems drive innovation in energy efficiency, consumer electronics and network storage and allow our customers to maximize productivity and achieve lower cost of ownership. For information on our company, products and worldwide service and support, please visit www.Veeco.com.

About Ultratech

Ultratech designs, builds and markets manufacturing systems for the global technology industry. Founded in 1979, Ultratech serves three core markets: frontend semiconductor, backend semiconductor, and nanotechnology. The company is the leading supplier of lithography products for bump packaging of integrated circuits and high-brightness LEDs. Ultratech is also the market leader and pioneer of LSA technology for the production of advanced semiconductor devices. In addition, the company offers solutions leveraging its proprietary CGS technology to the semiconductor wafer inspection market and provides ALD tools to leading research organizations, including academic and industrial institutions. Visit Ultratech online at: www.Ultratech.com.

Additional Information and Where to Find It

In connection with the proposed acquisition of Ultratech (“Ultratech”) by Veeco (“Veeco”) pursuant to the terms of an Agreement and Plan of Merger by and among Ultratech, Veeco and Merger Sub, Veeco will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of Ultratech and a prospectus of Veeco, which proxy statement/prospectus will be mailed or otherwise disseminated to Ultratech’s stockholders when it becomes available. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements) because they will contain important information. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Veeco and Ultratech, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.Veeco.com or www.Ultratech.com.

Participants in Solicitation

Veeco, Ultratech and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Ultratech in connection with the proposed transaction. Information about Veeco’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 25, 2016 and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 22, 2016. Information about Ultratech’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 26, 2016, Amendment No. 1 to its Annual Report on Form 10-K, which was filed with the SEC on April 22, 2016, and the proxy statements for its 2016 annual meeting of stockholders, which were filed with the SEC on June 10, 2016 and June 13, 2016. Investors may obtain more detailed information regarding the direct and indirect interests of the Veeco, Ultratech and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward-Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Veeco’s proposed acquisition of Ultratech, Ultratech’s and Veeco’s expected financial performance, as well as Ultratech’s and Veeco’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that Ultratech may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. In addition, please refer to the documents that Veeco and Ultratech file with the SEC on Forms 10-K,

10-Q and 8-K. The filings by Veeco and Ultratech identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication nor, in the case of any document incorporated by reference, the date of that document. Neither Veeco nor Ultratech is under any duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.

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Veeco Instruments Inc. Investors: Shanye Hudson 516-677-0200 shudson@veeco.com	Ultratech Inc. Company Contact: Bruce R. Wright x1472 Senior Vice President and CFO 408-321-8835 bruce.wright@ultratech.com
Media: Jeffrey Pina 516-677-0200 x1222 jpina@veeco.com	Investor Relations: The Blueshirt Group Suzanne Schmidt 415-217-4962 suzanne@blueshirtgroup.com